Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended September 30, 2008 under Consolidated Indian GAAP
Wipro records 36% growth in Revenues
Revenue from IT Services at $1,110 Million, 29% YoY
Bangalore, October 22, 2008 -Wipro Limited today announced its results approved by the Board of Directors for the quarter ended September 30, 2008.
Highlights of the Results
•	Wipro Limited Revenue increased by 36% Year on Year (YoY) to Rs. 65.07 billion (Rs. 6,507 Crores); Profit After Tax (PAT) grew by 19% YoY to Rs. 9.78 billion (Rs. 978 Crores).

•	IT Services Revenue in dollar terms was $1,110 million, a sequential growth of 4.0% (5.6% in constant currency) and YoY growth of 29%. In rupee terms, Revenue stood at Rs. 47.50 billion (Rs. 4,750 Crores), a YoY growth of 36%.
•	Profit Before Interest & Tax (PBIT) for IT Services segment was Rs. 9.96 billion (Rs.996 crores), a growth of 30% YoY.
•	IT Services business added 28 new clients during the quarter.
•	IT Products business recorded a 50% YoY growth in Revenues and 34% YoY growth in PBIT.
•	Wipro Consumer Care and Lighting business Revenue grew 42% YoY and PBIT grew 46% YoY.
Performance for quarter ended September 30, 2008 and Outlook for quarter ending December 31, 2008
Azim Premji, Chairman of Wipro, commenting on the results said -
“For the quarter ended September 2008, we delivered an excellent performance with IT Services revenues at $1,110 million, significantly ahead of our guidance of $1,089 million. Retail & Transportation, Manufacturing & Healthcare and Financial Services businesses led the growth with strong performances during the quarter. Our differentiated Service lines of Technology Infrastructure Services, Testing Services and Package Implementation continue to show good growth. Our leadership in India & Middle East business was further re-emphasized with another quarter of strong year on year growth. We won six multi-year multi-million dollar deals during the quarter.
The global economic environment has deteriorated significantly over the past couple of months, and our outlook is cautious in the near term given the extent of strain on the global economy. However, we are confident on the resilience of our business model to tide over these challenging times. Looking ahead, for the quarter ending December 31, 2008, we expect our Revenue from our IT Services business to be approximately $1,121 million.”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said -
“The performance for the quarter is a strong reflection on our ability to deliver operational efficiencies. Rate Realization and Fixed Price Projects mix improved sequentially by 200 basis points and 100 basis points respectively. Our continued emphasis on driving Utilization through an integrated delivery model resulted in Utilization moving up by 240 basis points. These strong gains on operational front helped us improve our margins in the IT Services business in spite of effecting salary increases to our offshore employees during the quarter.”

Wipro Limited
Revenues for the quarter ended September 30, 2008, were Rs. 65.07 billion, representing a 36% increase YoY. Profit after Tax for the quarter was Rs. 9.78 billion, an increase of 19% YoY.
IT Services Segment
IT Services business reported Revenues of Rs. 47.50 billion for the quarter ended September 30, 2008, representing an increase of 36% YoY and PBIT of Rs. 9.96 billion, representing an increase of 30% YoY. Operating Income to Revenue for the quarter was 21.0%.
We had 97,552 employees as of September 30, 2008, which includes 75,748 employees in our IT Services business and 21,804 employees in our BPO business.
IT Services business accounted for 73.0% of the Revenue and 90.0% of the PBIT for the quarter ended September 30, 2008.
Key wins
Wipro entered into a large multi-million dollar deal with one of the largest financial services group in the EMEA region to provide Testing as Managed Services (TMS) ™. Wipro is managing end-to-end testing ownership for the entire Testing Environment (Testing operations, Applications and Infrastructure support) for the Retail Banking platform. Wipro’s competence in the financial services testing domain was the key differentiator.
Wipro Technologies won a five year, multi-million dollar deal with a global consumer apparel company headquartered in the United States. In this engagement, Wipro will manage application development and support for application portfolio spanning areas such as supply chain, go-to-market, collaboration, distribution and warehouse management, retail and legacy systems. Wipro’s focus on business transformation, with a risk mitigated solution was the key differentiator.
Wipro also entered into a multi-year strategic engagement with a major French Telecom company. Wipro will leverage its core competence in the areas of Application Development and Maintenance, superior quality processes and delivery innovation in this engagement. This is a testimony to Wipro’s growing importance in the French market.
In a landmark co-innovation partnership with Harman International, Wipro launched a joint embedded engineering center in India. The new Harman India Development Center will operate from Wipro’s existing Bangalore and Chennai facilities, complementing an earlier agreement which outsourced Harman’s global IT infrastructure services to Wipro.
Wipro entered into an engagement with a German electrical systems company for an ERP rollout project which will integrate their global operations bringing in significant system standardization and process integration business benefits.
Wipro has been chosen for a multi-year engagement by a large UK based Water and Waste-water service utility to provide managed hosting services.
In the India geography, a large contact centre upgrade and managed services contract was won for a leading Telecom Services provider. This 5 year multi-million dollar outsourcing contract will see Wipro providing highest system availability to several million subscribers. Another key win was the implementation of an Integrated Risk Management System (IRMS) at Vijaya Bank, a project that relates to integration of multiple risk solutions. IRMS will help the bank assess the risk involved while lending and informs the bank on re-pricing the loan, among many other solutions.

Green IT
This quarter Wipro strengthened its suite of Green IT offerings which includes Consulting, Green Data Centers, Carbon Accounting, Paperless Office and Freight Management solutions. The green suite of offerings saw traction both in terms of deals as well as industry recognition.
Wipro embarked on a first of its kind initiative for a leading Telecom Service provider in India which involves construction of a completely “green” National Data Center for the company’s nationwide IT and Telecom requirements. The project will not only ensure visible environmental benefits but will also bring potentially huge cost savings in terms of power, water and lighting ensuring natural resources are optimized to the maximum. The scope of the project includes futuristic design, supply, installation, commissioning and operations for Data Center and NOC.
Wipro Technologies and a leading Retail organization in the US recently collaborated to win Oracle’s ‘Empower the Green Enterprise’ award for Implementation of Oracle I-Expenses module with integration to Peoplesoft payroll. Wipro helped the client organization move their legacy travel expense system to Oracle I-expenses platform and significantly reduced the consumption of paper, making the process more eco-friendly.
As Enterprises world-wide are beginning to consciously reduce their contribution to Global Warming by reducing emissions of Green House Gases, Wipro has introduced a Carbon Accounting Tool, that will help enterprises to measure, manage, monitor and monetize their carbon di-oxide emissions resulting from their operations globally.
Awards and Recognition
Wipro has been recognized as a winner of the Asian MAKE Awards, 2008. Wipro was ranked first in the ‘Transforming enterprise knowledge into shareholder value’. Wipro was also ranked high in the ‘Developing knowledge workers through senior management’ and in the ‘Managing customer knowledge’ categories. This is the sixth time in a row that Wipro has been recognized as an Asian MAKE winner.
Wipro received ‘strong positive’ rating in leading Analyst firm, Gartner of its “Market Scope for Business Intelligence and Performance Management Services, Western Europe, 2008”.1
Wipro has been quoted as a specialized consulting partner in application delivery for clients seeking cross-enterprise food supply chain tracking by leading independent research firm AMR2.
IT Products Segment
For the quarter ended September 30, 2008, IT Products business recorded Revenues of Rs. 10.02 billion, representing a growth of 50% YoY. PBIT grew by 34% YoY to Rs. 429 million. Operating Income to Revenue for the quarter was 4.3%.
IT Products business accounted for 15.4% of the Revenue and 3.9% of the PBIT for the quarter ended September 30, 2008.
Consumer Care & Lighting Segment
For the quarter ended September 30, 2008, our Consumer Care and Lighting business recorded Revenues of Rs. 5.27 billion, a growth of 42% YoY and PBIT of Rs. 643 million, a growth of 46% YoY. PBIT to Revenue was 12.2% for the quarter.

[1]	“Market Scope for Business Intelligence and Performance Management Services, Western Europe, 2008,” by Susanne Karlsson. 1 July 2008.

[2]	AMR Alert, September, 2008, How Safe Is Your Food Supply Chain?

Consumer Care & Lighting business accounted for 8.1% of the Revenue and 5.8% of the PBIT for the quarter ended September 30, 2008.
Wipro Limited
For the quarter ended September 30, 2008, the Return on Capital Employed in IT Services and Products business was 44% and Consumer Care & Lighting business was 14%. At the Company level, the Return on Capital Employed was 25%, lower due to inclusion of cash and cash equivalents of Rs. 52.6 billion in Capital Employed (29% of Capital Employed).
In the current global environment of liquidity challenges, cash provides excellent flexibility to pursue strategic initiatives and business opportunities. With that objective, the Board has decided not to declare interim dividend.
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended September 30, 2008, was Rs. 8.2 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes, amortization of intangible assets, differences in accounting treatment for hedge accounting for foreign currency loan and related currency swaps and India fringe benefit tax.
For Wipro Limited, Non-US GAAP adjusted Profit after Tax for the quarter ended September 30, 2008, was Rs. 9.5 billion. The net difference between Profits computed in accordance with Indian GAAP and Non-US GAAP adjusted is primarily due to different Revenue recognition standards, income taxes, and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 47.3 billion for the quarter ended September 30, 2008, under US GAAP. The difference of Rs. 165 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: raiendra.shreemal@.wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & SIX MONTHS ENDED SEPTEMBER 30, 2008
Rs. in Million

							Year ended
	Quarter ended September 30,			Six months ended September 30,			March 31.
Particulars	2008	2007	Growth %	2008	2007	Growth %	2008
Revenues
IT Services	47,500	34,919	36%	91,545	66,516	38%	146,626
IT Products	10,023	6,672	50%	17,486	11,846	48%	26,400
Consumer Care and Lighting	5,269	3,709	42%	10,396	6,052	72%	15,207
Others	2,470	2,559	-3%	5,756	5,297	9%	11,691
Eliminations	(189)	(99)		(443)	(163)		(349)

TOTAL	65,073	47,760	36%	124,740	89,548	39%	199,575

Profit before Interest and Tax — PBIT
IT Services	9,959	7,637	30%	19,144	14,332	34%	31,290
IT Products	429	319	34%	677	553	22%	1,227
Consumer Care and Lighting	643	440	46%	1,252	745	68%	1,900
Others	25	132	-81%	206	191	8%	770

TOTAL	11,056	8,528	30%	21,279	15,821	34%	35,187

Interest (Net) and Other Income	301	658		585	1,526		1,883

Profit Before Tax	11,357	9,186	24%	21,864	17,347	26%	37,070

Income Tax expense including Fringe Benefit Tax	(1,659)	(1,046)		(3,185)	(2,050)		(4,550)

Profit before Share in earnings of associates and minority interest	9,698	8,140	19%	18,679	15,297	22%	32,520
Share in earnings of associates	106	96		213	193		333
Minority interest	(22)	1		(34)	3		(24)

PROFIT AFTER TAX	9,782	8,237	19%	18,858	15,493	22%	32,829

Operating Margin
IT Services	21.0%	21.9%		20.9%	21.5%		21.3%
IT Products	4.3%	4.8%		3.9%	4.7%		4.6%
Consumer Care and Lighting	12.2%	11.9%		12.0%	12.3%		12.5%

TOTAL	17.0%	17.9%		17.1%	17.7%		17.6%

CAPITAL EMPLOYED
IT Services and Products	97,104	79,222		97,104	79,222		93,969
Consumer Care and Lighting	18,942	16,612		18,942	16,612		17,292
Others	64,183	41,041		64,183	41,041		50,659

TOTAL	180,229	136,875		180,229	136,875		161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	54%	58%		54%	58%		58%
Consumer Care and Lighting	10%	12%		10%	12%		11%
Others	36%	30%		36%	30%		31%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	44%	48%		41%	45%		44%
Consumer Care and Lighting	14%	18%		14%	15%		19%

TOTAL	25%	28%		25%	27%		27%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	Segment revenue includes certain exchange differences which are reported in other income, in the financial statements. Segment PBIT for the quarter and six month ended September 30, 2008 includes certain operating other income which is outlined below.

	Quarter ended		Six month ended		As of
	September 30,		September 30		March 31,
Particulars	2008	2007	2008	2007	2008

IT Services	36	43	91	69	419
IT Products	16	1	28	29	53
Consumer Care & Lighting	25	17	42	24	71
Others	47	28	105	244	281

	124	89	266	366	824

c)	PBIT for the quarter and six month ended September 30, 2008 is after considering restricted stock unit amortization of Rs 455 Million and Rs 888 Million respectively (2007: Rs 286 Million and Rs 572 Million respectively and 2008: 1,166 Million).

d)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :-

	As of		As of
	September	September	March 31,
Particulars	30, 2008	30, 2007	2008

IT Services and Products	56,227	38,347	30,456
Consumer Care and Lighting	4,015	3,356	3,382
Others	17,942	9,953	20,582

	78,184	51,656	54,420

e)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

	Quarter ended				Six month ended				As of March
	September 30,				September 30				31,
Particulars	2008	%	2007	%	2008	%	2007	%	2008	%

India	15,354	24	11,914	25	27,912	23	22,100	25	48,847	24
USA	28,112	43	20,272	42	54,300	44	39,425	44	87,439	44
Europe	14,638	22	11,717	25	29,111	23	22,262	25	48,259	24
Rest of the world	6,969	11	3,857	8	13,417	10	5,761	6	15,030	8

	65,073	100	47,760	100	124,740	100	89,548	100	199,575	100